Exhibit 99.9

NEWS RELEASE
EARLY WARNING REPORT
FOR HOWE AND BAY FINANCIAL CORP.

Vancouver, B.C., March 31, 2016 – Howe and Bay Financial Corp. (the “Offeror”) announces that it owns and controls 2,499,999 common shares (the “Shares”) of Pacific Therapeutics Ltd. (the “Issuer”), which represents approximately 40.15% of the issued and outstanding Shares of the Issuer.

The number of Shares of the Issuer issued to the Offeror pursuant to the non-brokered private placement was 1,833,333 Shares and the Shares were acquired pursuant to section 2.3 of National Instrument 45-106 – Prospectus Exemptions. The number of Shares of the Issuer issued to the Offeror pursuant to the debt-settlement was 666,666 Shares and the Shares were acquired pursuant to section 2.14 of National Instrument 45-106 – Prospectus Exemptions. The Shares were issued at $0.06 per Share in the private placement and issued at a deemed value of $0.06 per Share for the debt settlement.

The common shares of the Issuer were acquired for investment purposes. The Offeror may, directly or indirectly, depending on market and other conditions, acquire beneficial ownership of, control or direction over, additional common shares or other securities of the Issuer, through market transactions, private agreements or otherwise. The Offeror may, depending on market and other conditions, sell any or all of its securities in the Issuer.

Mr. Brian Gusko and Mr. Robert Horsley, both directors of the Issuer acquired 416,000 Shares and 416,666 Shares, respectively, pursuant to the non-brokered private placement and the Shares were acquired pursuant to section 2.3 of National Instrument 45-106 – Prospectus Exemptions. After the private placement, Mr. Gusko and Mr. Horsley own and control 421,299 Shares and 416,666 Shares, respectively. Mr. Gusko and Mr. Horsley are partners (although not controlling partners) of the Offeror and, as such, each has an indirect beneficial interest in the Shares owned and controlled by the Offeror.

This news release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues which requires a report to be filed under the Issuer’s profile on SEDAR (www.sedar.com) containing additional information respecting the foregoing matters.

For inquiries or a copy of the related early warning report required under Canadian provincial securities legislation, a copy of which has also been filed on www.sedar.com, please contact:

Howe & Bay Financial Corp.
Contact person: Dan Terrett
Address:
605-1166 Alberni St.
Vancouver, BC, V6E 3Z3
Telephone: 604.312.1964